EXHIBIT 3.1

SECOND AMENDMENT TO BYLAWS
(effective December 20, 2007)

Article V of the Sun Healthcare Group, Inc. Bylaws is amended and restated as follows:

ARTICLE V

Stock

               Section 5.1. Certificates; Uncertificated Shares. The shares of the corporation shall be represented by certificates, provided that the board of directors may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares.  Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the corporation.  Notwithstanding the adoption of any resolution providing for uncertificated shares, every holder of stock represented by a certificate and, upon request, every holder of uncertificated shares shall be entitled to have a certificate signed by or in the name of the corporation by the Chairman or Vice Chairman of the Board of Directors, if any, or the Chief Executive Officer or President, and by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary, of the corporation certifying the number of shares owned by the stockholder in the corporation. Any of or all the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if he were such officer, transfer agent, or registrar at the date of issue.

               Section 5.2. Lost, Stolen or Destroyed Stock Certificates; Issuance of New Certificates or Uncertificated Shares. The corporation may issue a new stock certificate or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the corporation may require the owner of the lost, stolen or destroyed certificate, or his legal representative, to give the corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

Section 5.3. Transfers of Stock.  Shares of capital stock of the corporation shall be transferable in the manner prescribed by law and in these by-laws.  Shares of capital stock of the corporation shall only be transferred on the books of the corporation by the holder of record thereof or by such holder's attorney duly authorized in writing, upon surrender to the corporation of the certificate or certificates representing such shares endorsed by the appropriate person or persons (or, with respect to uncertificated shares, by delivery of duly executed instructions or in any other manner permitted by applicable law), with such evidence of the authenticity of such endorsement or execution, transfer, authorization, and other matters as the corporation may reasonably require, and accompanied by all necessary stock transfer stamps.